UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Note Exchange Transaction

As previously disclosed on April 2, 2026, on March 31, 2026 KNOREX Ltd. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, entered into that certain note purchase agreement with North Commerce Parkway Capital LP (“North Commerce”) and TQ Master Fund LP (“TQ Master Fund”, together with North Commerce, the “Holders” and each individually, a “Holder”), pursuant to which, the Company issued a senior unsecured note to each purchaser.

On October 2, 2026, Company entered into an exchange agreement (the “Exchange Agreement”) with the Holders, pursuant to which the Company exchanged an aggregate of $3,150,000 in outstanding principal amount of existing senior unsecured promissory notes for new convertible promissory notes (the “Exchange Notes”) in an aggregate principal amount of $3,363,411.

The transaction was effected pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and no additional cash consideration was paid by the Holders in connection with the exchange. The Exchange Notes were issued in substitution and exchange for the existing notes issued pursuant to the Note Purchase Agreement, dated as of March 31, 2026.

The aggregate principal amount of the Exchange Notes consists of the following:

Amount
Existing note principal exchanged	$3,150,000
Accrued and unpaid interest capitalized through closing	$129,325
Original issue discount adjustment (2.5%)	$84,086
Aggregate principal amount of Exchange Notes	$3,363,411

The Exchange Notes are unsecured senior obligations of the Company, ranking senior in right of payment to all subordinated indebtedness of the Company and pari passu with the other Exchange Notes issued pursuant to the Exchange Agreement.

Maturity and Interest

The maturity date of the Exchange Notes is January 1, 2027. Interest accrues at the interest rate applicable under the Company’s existing Note Purchase Agreement, as amended by the Exchange Agreement, and is payable at maturity or upon earlier payment, prepayment, redemption or conversion, as applicable. All accrued and unpaid interest on the existing notes through the closing date was capitalized into the principal amount of the applicable Exchange Notes. The Exchange Notes also reflect a 2.5% original issue discount, which is an agreed economic term and does not reduce the stated principal amount of the Exchange Notes.

Conversion Rights

The Exchange Notes are convertible, at the option of the applicable Holder, into fully paid and non-assessable Class A ordinary shares of the Company (the “Ordinary Shares”), at a conversion price is equal to the greater of (a) 80% of the lowest Daily VWAP of the Ordinary Shares during the five Trading Days immediately preceding the applicable conversion date; and the applicable floor price equal to 20% of the NYSE American minimum price as defined in Section 713(c) of the NYSE American LLC Company Guide. The floor price is subject to the adjustments specified in the Exchange Notes. The Exchange Notes are subject to a beneficial ownership limitation that generally prohibits conversion to the extent that, after giving effect to such conversion, the applicable Holder and its affiliates would beneficially own more than 4.99% of the Company’s outstanding Ordinary Shares. Subject to the terms of the Exchange Notes, the limitation may be increased to 9.99% upon the requisite advance notice and Company consent.

Mandatory Prepayment

The Exchange Agreement amended the Company’s existing Note Purchase Agreement to provide that, immediately upon receipt by the Company or any of its subsidiaries of gross cash proceeds from any debt, equity or equity-linked financing or from any sale, transfer, lease or other disposition of assets, the Company is generally required to use 100% of such gross cash proceeds to prepay the Exchange Notes, together with accrued and unpaid interest on the principal amount being repaid. The foregoing mandatory prepayment requirement does not apply to proceeds from transactions or uses of proceeds expressly approved in writing by the Holders.

Other Terms

The Exchange Notes contain customary provisions relating to events of default, fundamental transactions, transfer restrictions, share reservation, delivery of conversion shares and remedies. The Company is required to reserve authorized and unissued Ordinary Shares sufficient to satisfy conversions of the Exchange Notes, subject to the applicable limitations under the Exchange Notes and applicable law and NYSE American rules. The Company has also agreed to obtain and maintain the corporate authorizations necessary to effect reverse share splits and increases in its authorized share capital to the extent necessary to enable conversion of the Exchange Notes in full at the Floor Price, subject to applicable law, NYSE American rules and the Company’s directors’ fiduciary duties. The Exchange Agreement provides that, for purposes of Rule 144 under the Securities Act, the holding period of the Exchange Notes and the Ordinary Shares issuable upon conversion thereof will include the holding period of the existing notes commencing March 31, 2026.

The foregoing description of the Exchange Agreement and the Exchange Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement and the applicable Exchange Note.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 8, 2026